FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2019

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 29 April 2019

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 29 April 2019
Share purchase programme management share scheme

Exhibit 99

Share purchase programme for management share scheme

29th April 2019

London/Rotterdam - The Unilever Group today announces a programme to purchase shares up to an aggregate market value equivalent of €165 million. The purpose of the programme is to enable the Group to meet share award obligations under its Management Co-Investment Plan. The programme, to be conducted by Unilever N.V., will commence on 29thApril 2019 and will end no later than close of business on 17th May 2019.

Under the terms of the programme, a maximum of 995,000 Unilever PLC ordinary shares and 1,787,000 Unilever N.V. ordinary shares (or depositary receipts in respect of such ordinary shares) will be purchased.

The share purchase programme will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.
The Group has entered into non-discretionary instructions with UBS AG London Branch to conduct the share purchase programme on its behalf and to make trading decisions under the programme independently of the Group.

In addition, up to 81,000 American Depositary Shares of Unilever PLC and up to 891,000 New York Registry Shares of Unilever N.V. will be repurchased for the same purpose on the New York Stock Exchange based on non-discretionary instructions with UBS Securities LLC.

Media enquiries
Media Relations UK:                    +44 7934 483 444
Media Relations Netherlands:      +31 10 217 4844

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Unilever PLC 100 Victoria Embankment London EC4Y 0DY United Kingdom +44 (0) 207 822 5252 Press-Office.London@Unilever.com	Unilever NV Weena 455 3013AL Rotterdam www.unilever.nl +31 (0) 10 217 4000 mediarelations.rotterdam@Unilever.com

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will' or the negative of this term and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.